EXHIBIT (A)(5)V)

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FOR IMMEDIATE RELEASE                            Contact:
                                                 Brett Shockley, CEO
                                                 Spanlink Acquisition Corp.
                                                 (612)    971-2114
                                                 brett.shockley@spanlink.com

                                                 Tim Briggs, CFO
                                                 Spanlink Communications, Inc.
                                                 (612)    971-2135
                                                 tim.briggs@spanlink.com


                      SPANLINK ACQUISITION CORP. ANNOUNCES
                    COMPLETION OF THE TENDER OFFER AND MERGER


MINNEAPOLIS, April 13, 2000 - Spanlink Acquisition Corp. (SAC) announced today that it successfully completed its $10.50 per share cash Tender Offer for all outstanding shares of Spanlink Communications, Inc. (Nasdaq SmallCap Market:
SPLK) (Spanlink) common stock. The Tender Offer expired at 5:00 p.m., Minnesota time, on April 12, 2000. Based on information provided by Norwest Bank, N.A. ("Norwest"), 5,288,187 shares of Spanlink common stock, representing approximately 98 percent of the outstanding shares, have been acquired by SAC (including 124,334 shares that are guaranteed to be delivered). Payment for shares properly tendered and accepted will be made as promptly as practicable and, in the case of shares tendered by guaranteed delivery procedures, promptly after timely delivery of shares and required documentation.

Immediately following the closing of the Tender Offer, SAC completed, pursuant to Section 302A.621 of the Minnesota Business Corporation Act, a merger with Spanlink by vote of the Board of Directors and shareholders of SAC and without a vote of the shareholders of Spanlink. Pursuant to the Merger, SAC was merged with and into Spanlink with Spanlink as the surviving corporation (the "Surviving Corporation"). Spanlink shareholders who did not tender their shares will also receive $10.50 per share in the merger. Spanlink's transfer agent, Norwest, will forward to shareholders who did not tender their shares in the tender offer detailed instructions regarding how to surrender their stock certificates in order to receive the $10.50 per share cash merger consideration. Shareholders should not submit their stock certificates to the transfer agent until they have received these materials. Options to purchase Spanlink common stock that were outstanding at the time of the merger, and that will not be cashed out at the election of the holders of such options, have been assumed by the Surviving Corporation and converted into options to purchase Surviving Corporation common stock.

SAC intends to file promptly to terminate the registration of its common stock under the Securities Exchange Act of 1934, eliminating its obligation to file periodic financial and other information with the Securities and Exchange Commission. SAC expects that Spanlink's common stock will cease to be listed on the Nasdaq SmallCap Market starting tomorrow, Friday, April 14, 2000.

Spanlink Communications is a leading provider of computer telephony software solutions and integration services that help call centers rapidly automate and manage the customer interaction process - via the telephone or the Internet. Founded in 1988, Spanlink has more than 90 employees and more than 2,000 customers using its call center products and services. Spanlink offers its products and services in the U.S. and internationally through a direct sales force, channel partners and OEMs. Visit the company online at http://www.spanlink.com.

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